[Letterhead of Ingram Micro Inc.]

January 4, 2006

Via Edgar Correspondence Filing

Tamara Tangen, CPA
Division of Corporation Finance
Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ingram Micro Inc. (File No. 001-12203)
Form 10-K: For the Year Ended January 1, 2005
Forms 10-Q: For the Quarterly Periods Ended April 2, July 2 and October 1, 2005
Forms 8-K: Filed on April 28, July 28 and October 27, 2005

Dear Ms. Tangen:

     Ingram Micro Inc. has received the Commission staff’s December 30, 2005 comment letter with respect to the above-referenced filings requesting the company’s response within 10 business days. As a follow up to our discussion this morning, we are writing to confirm our request for a ten business day extension for filing of our response to the staff’s comment letter and to inform you that the company intends to file such response by January 31, 2006.

     Please do not hesitate to call me at (714) 382-2018 or (714) 878-8851 if you have any questions regarding the foregoing. Thank you for your consideration.

Very truly yours,

/s/ Lily Yan Arevalo

Lily Yan Arevalo
Vice President and
Senior Corporate Counsel

cc:	Larry C. Boyd
John C. Lencioni